FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934

                         For the month of December 2002

                         Commission File Number 1-14636

                            ABITIBI-CONSOLIDATED INC.
                              1155 Metcalfe Street
                                    Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2
                    (Address of principal executive offices.)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F |_|                   Form 40-F |X|.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes |_|                          No |X|.

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ABITIBI-CONSOLIDATED INC.


      December 17, 2002              /s/ Jacques Vachon
                                     --------------------------------------
                                     By: Jacques Vachon
                                     Its: Senior Vice-President, Corporate
                                          Affairs and Secretary

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                            ABITIBI-CONSOLIDATED INC.

                     ABITIBI-CONSOLIDATED COMPANY OF CANADA

                             MATERIAL CHANGE REPORT

                   Form 27 - Securities Act (British Columbia)
                       Form 27 - Securities Act (Alberta)
                  Form 25 - Securities Act 1988 (Saskatchewan)
                     Section 112 - Securities Act (Manitoba)
                       Form 27 - Securities Act (Ontario)
                  Section 76(2) - Securities Act (Newfoundland)
                     Form 27 - Securities Act (Nova Scotia)

1.    Reporting Issuer

      Abitibi-Consolidated Inc. ("ACI")
      1155 Metcalfe Street
      Suite 800
      Montreal, Quebec
      H3B 5H2

      and

      Abitibi-Consolidated Company of Canada
      1155 Metcalfe Street
      Suite 800
      Montreal, Quebec
      H3B 5H2

2.    Date of Material Change

      December 10, 2002.

3.    Press Release

      A press release was issued on December 11, 2002 from Montreal, Quebec (a copy of which is attached).

4.    Summary of Material Change

      ACI decided (i) to invest $175 million over the next two years to convert the newsprint machine at its mill in Alma, Quebec to the Company-developed product known as Equal Offset(TM) and (ii) to indefinitely idle operations at its Sheldon, Texas newsprint mill.

5.    Full Description of Material Change

      See press release.

6.    Confidentiality

      This report is not being filed on a confidential basis.

7.    Omitted Information

      None.

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                                     - 2 -


8.    Senior Officer

      For further information, please contact Jacques P. Vachon, Senior Vice-President, Corporate Affairs and Secretary, at (514) 394-2296.

9.    Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

      DATED at Montreal, Quebec this 13th day of December, 2002.


                                               (signed) Jacques P. Vachon
                                               ---------------------------------
                                               JACQUES P. VACHON SENIOR
                                               VICE-PRESIDENT, CORPORATE
                                               AFFAIRS AND SECRETARY

[LOGO]  ABITIBI
        CONSOLIDATED

           Abitibi-Consolidated Announces Equal Offset(TM) Conversion
                     Project and Focus of Company Downtime

      o Conversion of Alma, Quebec newsprint machine to innovative Equal Offset(TM) paper

      o     Indefinite idling of Sheldon, Texas newsprint mill

MONTREAL, CANADA - Dec. 11, 2002 - Abitibi-Consolidated Inc. (TSX: A, NYSE: ABY) today announced the conversion of the newsprint machine at its mill in Alma, Quebec to the Company-developed product known as Equal Offset(TM). Abitibi-Consolidated has also decided to indefinitely idle operations at its Sheldon, Texas newsprint mill. With these actions, the Company is permanently converting 170,000 tonnes of newsprint and indefinitely idling an additional 472,000 tonnes of high-cost newsprint capacity, thereby improving its overall cost structure.

Abitibi-Consolidated remains committed to customer service and delivery of a high-quality product. The Company will continue to meet the needs of current Alma and Sheldon newsprint customers through its other mills in North America.

Equal Offset(TM)

Abitibi-Consolidated has played an innovative role in the offset market. The Company began production of Alternative Offset(TM) and Equal Offset(TM) grades in 1995 and currently produces over 375,000 tonnes at its Beaupre, Quebec and Fort-Frances, Ontario mills. Customers have been pleased with the papers' characteristics and resulting end-uses, such as instruction manuals, trade and tour books, business directories, educational workbooks and maps. Abitibi-Consolidated is investing $175 million over the next two years to convert the Alma machine to produce up to 230,000 tonnes of Equal Offset(TM). This paper offers a quality, environmentally-friendly and economically advantageous product for customers of traditional uncoated freesheet papers. The Company does not expect overall capital expenditures to exceed $300 million in 2003.

"The machine conversion to Equal Offset(TM) will allow the Company to increase its market share in this growing value-added segment while enhancing the long-

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term future of our operations at Alma," said John Weaver, President and CEO of
Abitibi-Consolidated. "I am extremely proud of the work done by mill management, union officials and all our employees as well as the ongoing support from the community. Only with the collective efforts of all involved are we able to move ahead with this important strategic project."

Indefinite Idling

The Sheldon mill, a 3-machine operation with annual capacity of 472,000 tonnes, will be indefinitely idled on December 23, 2002 due to the slow pace of recovery in North American newsprint demand. One of the machines has been idled since October, 2001.

"Decisions of this nature are always difficult, impacting employees, their families and the communities in which we operate," stated John Weaver. "Nevertheless, due to the current challenging business environment, this decision is necessary. The focus of the Company's downtime will reduce costs by approximately $50 million in 2003 across the organization, improve profitability and enhance the financial flexibility of the Company," he concluded.

Consistent with Abitibi-Consolidated's values and practices, measures will be explored to reduce the impact of the mill's idling.

The Company expects to resume production of its currently idled newsprint machine in Lufkin, Texas during the first quarter of 2003. As North American newsprint demand improves, this approach will maximize the Company's asset utilization and maintain Abitibi-Consolidated's market leadership.

Abitibi-Consolidated is the world's largest collector and recycler of newspapers and magazines. The Company has relationships with cities throughout North America and the United Kingdom and today's announcement will not impact its municipal recycling agreements or the Company's popular Paper Retriever(TM) program.

Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood papers with ownership interests in 27 paper mills in Canada, the U.S., the U.K. and Asia (including its 50% interest in Pan Asia Paper Co.) and in 22 sawmills, 3 remanufacturing facilities, and 10 recycling centres. Abitibi-Consolidated employs approximately 16,500 people and supplies products in nearly 100 countries.

This press release includes "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. However, these forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of the Company and the entities in which it has equity interests. There can be no assurance that the actual results and developments

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anticipated by the Company will be realized or, that they will have the expected consequences to the Company and the entities in which it has equity interests. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Contacts:

Investors Relations                         National Media
Lorne Gorber                                Marc Osborne
(514) 394-2360                              (514) 394-2340
lorne_gorber@abicon.com                     marc_osborne@abicon.com

                                            Texas Media
                                            Debbie Johnston
                                            (281) 456-6353
                                            debbie_johnston@abicon.com